August 2, 2010

Andrew Warren, Chief Financial Officer
Liz Claiborne, Inc.
1441 Broadway
New York, New York 10018

RE: **Liz Claiborne, Inc.**
     Form 10-K for FYE January 2, 2010
     Filed February 23, 2010;
     DEF14A for Annual Meeting on May 27, 2010
     Filed April 13, 2010
     File No. 1-10689

Dear Mr. Warren:

We have reviewed your filings and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for FYE January 2, 2010

1. We note your response letter dated May 26, 2010 and submitted June 9, 2010 states that you will file the Second Amended and Restated Credit Agreement in its entirety as an exhibit to your quarterly report on Form 10-Q for the quarter ended June 30, 2010 or earlier as an exhibit to a current report. We also note that you filed a Form 8-K on May 6, 2010 which appears to have as Exhibit 10.1 the Second Amended and Restated Credit Agreement. It appears that the exhibit as filed does not have all of the schedules or exhibits to the exhibit. Please file the exhibit in its entirety in your next periodic report or advise.

DEF14A for Annual Meeting May 27, 2010

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

      Please contact Janice McGuirk, examiner, at (202) 551-3395 or David Link, legal reviewer, at (202) 551-3356 with any questions.

            Sincerely,

            John Reynolds,
            Assistant Director

cc: via fax (212) 626-1808